7/16

08003830

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Globex Mining Enterprises

*CURRENT ADDRESS

PROCESSED
JUL 18 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04025 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE: 7/17/08

Ref.: File no. 82-4025

12-31-05
AR/S

GLOBEX

Mining Enterprises Inc.

Annual Report 2005

TABLE OF CONTENTS

MESSAGE TO SHAREHOLDERS

2005 was quite a year for Globex. While Globex continued its policy of acquisition, exploration and optioning, other outside factors were affecting Globex in a very positive way.

Prime among these factors was the across the board rise in metal prices particularly those found on Globex's properties. Of particular interest were the multiple rises in the prices of copper, zinc uranium and molybdenum but also the more closely watched rises in gold and silver, to name only a few. The steady ascent of metal prices prompted a renewed interest in junior exploration both in North America and in Europe. Adding to the positive outlook was the increasing metal consumption by China and India, both of which have seen staggering growth in their economies.

The above being said, Globex was fortunate enough to have been listed in Germany during the year thereby garnering exposure in the European market, which in my opinion, was and is ahead of the wave as far as the future of commodities is concerned. In any case, the listing and subsequent exposure coupled with exploration success on our Wood-Pandora property enabled the stock price of Globex to rise 5-fold rewarding shareholders who maintained their share position and faith in us during the previous difficult years, something I truly thank them for.

Now I would like to briefly review some of the main events during the year.

In January 2005, Globex resumed drilling under its joint venture with Queenston Mining Inc. on the eastern end of the Wood property in Cadillac Township, Quebec. A series of 7 drill holes including a 1,098 m hole returned scattered gold values such as 3.1 m grading 6.0 g/t Au, 1.2 m grading 14.6 g/t Au, 4.3 m grading 4.1 g/t Au, 8.2 m grading 4.2 g/t Au, etc. in rock units associated with the gold localizing Cadillac Fault. After a break, during which data was compiled and studied, another series of 4 holes were drilled with emphasis on following up on a previous assay of 2.95 g/t Au over 6.14 m intersected in hole W05-05 interpreted as being the D Gold Zone.

Hole W05-09 intersected the D Gold Zone 50 metres west of the intersection in hole W05-05. Hole W05-09 returned a combined gold intersection in the D Gold Zone of 8.51 g/t Au over 28 m in a highly contorted talc-chlorite schist associated with the Cadillac Break. A further 17 m down the hole, in what has been labelled the Mudstone Horizon, an intersection grading 68.19 g/t Au over 1.5 m was encountered. In the 2005 drilling, 4 other holes intersected the Mudstone Horizon, returning 1 m grading 3.66 g/t Au, 2 m grading 9.4 g/t Au, 0.8 m grading 19.99 g/t Au and 4.5 m grading 6.3 g/t Au. After this drill program, the entire Wood-Pandora property was flown with an Aeroquest combined HEM and Mag survey, in order to gain knowledge of property geology and structure as well as to search for conductors. The survey indicated one weak but significant conductor which was drilled in early 2006 and proved to be an arsenopyrite, magnetite, pyrrhotite zone with significant gold values over a minable width. This wildcat hole discovery was in addition to 11 other holes drilled in January and early February 2006 in order to follow-up on the gold intersections of hole W05-09.

Also in relation to the Wood-Pandora project, Globex acquired the adjoining Central Cadillac property in order to extend the property holdings further, gaining more stratigraphically favourable ground. The Central Cadillac Gold Mine property has other exploration potential as well as a historic non 43-101 conformable gold resource of 479,000 tons grading 5.3 g/T Au and underground infrastructure which connects with the Wood Gold Mine underground workings.

During 2005, Globex flew two additional Aeroquest HEM and Mag surveys, one on our Tonnancour property and the other on our Tavernier property. Initial follow-up, limited by the onset of heavy snowfall, on one of the numerous conductors indicated by the Tonnancour survey, showed that the conductor was caused by sulphide mineralization (pyrrhotite with minor chalcopyrite) which returned very anomalous copper and nickel values. Further work on the property is planned for as soon as the snow goes in the spring and will include prospecting, geophysical surveys, geology and if warranted, diamond drilling. No follow-up work was done as of yet on the Tavernier property.

In October 2005, the Ontario Ministry of Northern Development and Mines announced that they had recovered a macro diamond from a lamprophyre dyke on Globex's Laguerre-Knutson property near Larder Lake, Ontario. In response to the discovery, Globex reviewed core from three Globex drill holes on the property and split and analyzed lamprophyre rock units for diamonds and indicator minerals. Unfortunately, none were found but we were given the impetus to acquire more ground, in particular, the adjoining Raven River Gold Deposit which has a historic non 43-101 gold resource of 10 million tonnes grading 1.7 g/t Au. Additional work on this acquisition is planned for 2006.

During 2005, Globex entered into a number of option or sale agreements including the sale of our Jacobie claims in British Columbia to Consolidated Big Valley Resources Inc., the Mooseland Gold property to Jemma Resources and then Brookmount Explorations Inc., two deals which did not survive the year. In addition, Globex amended its agreement with Vedron Gold Inc. regarding Globex's Ramp Gold property allowing Vedron greater flexibility in maintaining its interest.

We also, optioned our Russian Kid Gold deposit in Dasserat Township, Quebec, to Rocmec Mining Inc. (formerly Mirabel Resources Inc.) The deposit consists of a historic non 43-101 conformable resource of 1,124,532 tons grading 0.247 oz/T and is accessible by a 2700-foot ramp and 3 levels. Rocmec immediately started work on the property and by year-end had dewatered the ramp and the first level. They rehabilitated the underground workings and the old shaft and started a program of sampling, surveying and mapping in preparation for eventual bulk sampling and production. In addition to cash and a large share payment, Globex maintains an overriding 3% Net Metal Royalty on all production from the property.

In November 2005, Globex engaged Micon International Limited to prepare a 43-101 compliant mineral resource estimate on the 100% owned Fabie Bay and Magusi River, copper-zinc-gold-silver deposits in Hebecourt Township, Quebec. The report is expected to be ready by the end of February 2006. In addition, Micon will look at the economics of various methods of mining the ore bodies and make proposals based on its studies. Globex has throughout the year endeavoured to locate a mill willing and able to treat the Fabie-Magusi ores. We are optimistic that all the pieces will fall into place as regards this project, driven in large part by metal prices.

As metal prices rose during the year, Globex expanded its basket of mineral projects. Of particular note were the acquisitions of the Gayhurst molybdenum deposit in Gayhurst and Dorset Townships, Quebec and a series of uranium projects south of Belleterre, Quebec all of which have significant exploration potential.

On the corporate front, in May 2005 Globex listed on the U.S. Pink Sheets under the symbol GLBXF in order to facilitate trading by U.S. investors. More importantly and of more immediate impact, in October 2005 Globex listed on the Frankfurt Stock Exchange under the symbol G1M. We were subsequently listed on the Munich, Stuttgart, Xetra and Berlin Exchanges under the same G1M symbol. The listings in Germany have had a dramatic effect upon the stock price and trading volume with price appreciation to the benefit of both European and North American shareholders.

In November 2005, Globex did a small private placement ($303,700) of flow-through shares with MTAX 2005 Mineral Partnership. These funds will be used in large part to finance drilling on the Wood-Pandora property.

Overview 2005

As an overview, the most important events in 2005 were the following:

- the discovery of the D Gold Zone and Mudstone Zone on the Wood property;
- the listing of Globex on the Frankfurt Stock Exchange;
- the initiation of the 43-101 Resource Report on the Fabie Bay and Magusi River massive sulphide deposits;
- the dramatic increase in metal prices and the trickle down effect on the value of Globex's assets;
- the dramatic increase of the Globex stock price fuelled by the exposure to German investors and our positive drill results.

Outlook 2006

In 2006, Globex intends to continue exploration on our Wood-Pandora joint venture as well as our recently acquired Central Cadillac property. We will follow-up on the targets indicated by the airborne geophysical surveys undertaken on our Tonnancour, Tavernier and Wood-Pandora properties. Drilling and exploration is planned on several projects including the Raven River Gold deposit, the Eagle Gold Mine property and several others.

In addition to exploration, an emphasis will be placed upon reaping the value of the numerous mineral assets acquired over the past years through sales, options and joint ventures.

Lastly, I would like to thank several people and organizations for their support and advice during the year including, in no special order, N.M. Fleischhacker AG, Berner and Co., Tom Meredith, Jim Proudfoot, Peter Godbehere, Ray Zalnieriunas, Ray Bedard, the staff at Queenston Mining Inc., our board of directors and last but clearly not least, Dianne Stoch who work tirelessly to move the Company forward. Your efforts are noted and greatly appreciated.

Further, I would like to welcome our European shareholders. I hope you will be pleased with our efforts and the progress we make.

Jack Stoch
President
February 28, 2006

MANAGEMENT DISCUSSION AND ANALYSIS

Overview

Globex was incorporated in Quebec on October 21, 1949 under the name Lyndhurst Mining Company Limited. On June 4, 1974, the corporate name was changed to Globex Mining Enterprises Inc. and shares were consolidated at a rate of 1 Globex share per 10 Lyndhurst shares. On November 4, 1985, Globex was continued under Part IA of the Companies Act (Quebec). Globex Nevada, Inc., a wholly owned subsidiary of Globex, was incorporated on November 4, 1988 under the laws of the State of Nevada. In March 1997, Globex acquired Gold Capital Corporation on the basis of 0.276 common shares of Globex for each 1 Gold Capital share. Gold Capital Corporation was dissolved in October 2002.

Globex is a Canadian mining exploration company with a significant portfolio of exploration properties. Several of the properties are being actively explored by Globex or its option or joint venture partners, but none are currently in the development phase. The Company seeks to create shareholder value by acquiring properties, enhancing and developing them for optioning, joint venturing or vending, with the ultimate aim of production. Optioning exploration properties is one of the strategies Globex employs to manage its substantial mineral portfolio as well as to conserve cash. This model allows Globex to acquire hard cash while ensuring its properties are being explored and still retaining an interest in any future production. The term *option* as related to Globex property deals should be understood as follows: in exchange for annual cash and/or share payments and an annual monetary work commitment on the property, Globex grants the *Optionee* the right to acquire an interest in the *optioned* property. An agreement typically has a multiple year term with escalating annual payments and exploration work commitments. All conditions of the agreement must be met before any interest in the property accrues to the *Optionee*. Generally, the *option* contract automatically terminates if any single payment or annual work commitment is not met. Assuming all conditions of the option agreement are satisfied, Globex would retain a Net Smelter Royalty (NSR), Net Metal Royalty (NMR) or other carried interest in the property. Outright property sales also include some form of royalty interest payable when projects achieve commercial production.

Globex Mining Enterprises Inc. trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Xetra and Berlin exchanges under the symbol G1M and GLBXF on the Pink Sheets, USA.

Results of Operations

In 2005, Globex reported a net loss of $236,869 compared to a net loss of $353,421 in 2004. Revenue was $832,091 (2004 - $717,890) with 87% of that or $725,976 earned from property option agreements. Option revenues increased by 10% over 2004 despite termination of the Azure Resources Inc. (Mooseland property) option, $25,000 (2004 - $412,750). Partial sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property and reducing these costs to nil prior to recognizing any gains. Shares received under option agreements are valued at the close price on the contract date, discounted by 25%. The Vedron Gold Inc., Beatty Twp, Ramp property option continued with revenues stable at $267,200 (2004 - $243,346). Rocmec Mining Inc. (formerly Mirabel Resources Inc.) optioned the Russian Kid property in Dasserat township for net option revenue of $146,901. The Jacobie property sold to Consolidated Big Valley for 225,000 shares and a 2% NSR, adding $50,625 to option revenue. Finally, a deal which did not go forward due to inability to comply with terms, generated $236,250, the value of shares received from Brookmount Exploration Inc. as partial payment against the Mooseland property agreement. The shares cannot be traded until August 2007. During 2005, Platte River Gold (US) Inc. terminated the Bell Mountain gold property option.

A gain on the sale of Dianor and Vedron shares generated revenues of $64,313 (2004 - $44,471). All shares held by the Company were acquired through option agreements.

Management fees totalling $32,082 (2004 - $7,706) were received from the Wood-Pandora JV and Rocmec Mining Inc. (formerly Mirabel Resources Inc.). Globex explored its Ligneris and Tonnancour properties on behalf of Rocmec using $150,000 in flow-through funds provided by Rocmec.

Expenses during 2005 were $1,163,168 (2004 - $1,164,371). Although overall costs are unchanged from 2004, mining and exploration write-downs were reduced by 79% to 149,908 from $729,404 in 2004. For the first time, in 2004, the Company applied the 3-year work rule to determine whether or not a property and related exploration expenses remain in assets: This resulted in unusually high write-downs for 2004. Marketable securities write down was $158,353 (2004 - $43,129) mainly due to Azure Resources Inc., reorganized under the name Pencari Mining Corporation. With the grant of 1.2 million options to directors, senior executives and service providers, stock-based compensation expenses increased 265% to $335,100. 2005 also saw an increase in remuneration paid to senior executives, from $87,000 to $151,000. The 2005 cost of exposure for the Company in Europe, specifically listing on the Frankfurt Exchange, conferences, related travel and public relations amounted to approximately $96,000.

Exploration Activities and Mining Properties

The Company, to the best of its ability, conducts exploration activities in compliance with "Exploration Best Practices Guidelines" established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards with exploration programs planned and managed by "Qualified Persons" who ensure that QA/QC practices are consistent with National Instrument 43-101 standards. On all projects, diamond drill core is chosen to be sampled by a Qualified Person and is split in half with one-half of the core analyzed, in the case of gold, by standard fire assay with atomic absorption or gravimetric finish at an independent, registered commercial assay laboratory. The second-half of the drill core is retained for future reference. Other elements are determined in an industry acceptable manner, for either geochemical trace signatures or metal ore grades.

The **Wood-Pandora**, a 50/50 gold-exploration joint venture program, commenced in 2004, with Globex as operator. In 2005, 1,032.8 meters (3,388.4 feet) of diamond drilling were completed as the exploration program continued with drilling phases 2, 3 and the commencement of phase 4. Completion of drill phase 4 is expected in early 2006 and its success will determine the extent of the subsequent phases. In 2005, the property was expanded by 2 claims with the acquisition of the Central Cadillac property adjacent to the west. The cost to Globex of this acquisition was $10,000 and a 1.5% NSR. The Company's share of project costs, accounted for by using proportionate consolidation, was $212,325 in 2005 (2004 - $100,375).

Wood Background: In January 2003, the Company acquired a 50% interest in the Wood Gold Mine property. 50% interest in the Wood property was transferred to the Company by a prospecting group of which Géoconseils Jack Stoch Ltée ("GJSL") is a member, in exchange for the Company agreeing to manage the property. GJSL, which holds more than 10% of the Company's outstanding common shares, is a private company wholly owned by Jack Stoch, the President and a director of the Company. After the transfer to the Company, GJSL held a 17.5% undivided interest in the Wood Gold Mine property. The option of the remaining 50% of the property was approved by the independent members of the board and a committee of the Toronto Stock Exchange. On May 1, 2004, Globex optioned the remaining 50% of the Wood Gold Mine property in Cadillac township for $150,000 and 660,000 shares, 60,000 of which, and a 2% net smelter royalty, are due upon a production decision. Option payments are due over a 4-year period. Under the terms of the agreement, one half of the royalty may be purchased for $750,000 anytime prior to the production decision. As of December 31, 2005, $219,500 (2004 - $94,700) had been paid to the prospecting group under the option agreement, $50,000 and 210,000 Globex shares, valued at $169,500. Share valuation is based on the TSX close price on the day prior to the contractual payment date.

The historic mineral resource quoted on the Wood-Pandora property was reported prior to National Instrument 43-101 and does not conform to modern standards.

The **Raven River** property, Hearst & McVittie townships in Ontario, was acquired for 15,000 shares of the Company, valued at $9,900, subject to a 1% NSR. The shares were valued based on the TSX closing bid for the date of the contract; no shares traded on October 12, 2005. The Raven River property adjoins the Laguerre-Knutson gold property on which, in 2005, Ontario government geologists discovered a macro diamond fragment.

In this year, the Company spent $8,930 enlarging existing projects or acquiring new claims through map staking.

With record high copper, zinc, gold and silver prices, Globex is focusing a significant effort toward possible production at the **Fabie Bay-Magusi River** ore deposits. To this end, a National Instrument 43-101 reserve calculation was mandated to Micon International Limited in November 2005 with completion expected in February 2006. 2005 exploration spending on the Fabie Bay-Magusi River deposit was $50,189.

Total current year exploration spending amounted to $458,790 with the Wood Gold Mine, Fabie Bay-Magusi River and Lyndhurst properties, the main recipients. The Company continues to attempt to acquire a foothold in Honduras, $42,000 (2004 - $19,300). In 2005, Quebec refundable tax credit and mining duty refunds of $223,971 (2004 - $153,568) and a government grant of $11,490 (2004 - $10,574) for the Deloro, Timmins magnesium property, reduced mining properties and deferred exploration expenses. The Company wrote off Mining properties and deferred exploration expenses where no significant exploration has been undertaken during the past three (3) years, either by the Company or by one of its optionees. The total non-cash write off was $80,352 (2004 - $667,131) with the largest individual write-off being the **Bell Mountain** property in Nevada, $32,258. Write offs have no effect on the ownership of the concerned properties. Net 2005 additions to mining properties and deferred exploration were $199,309; in 2004, due to write-downs and tax credits, the net reduction was $333,834.

The Globex-Rocmec April 2005 agreement, amended in May, optioned the Russian Kid property in Dasserat township to Rocmec Mining Inc. (formerly Mirabel Resources Inc.) for 1,750,000 shares, $500,000 in year 1, and a Net Metal Royalty of 5% on all metals generated in the production of the first 25,000 gold ounces and 3% on all metals produced thereafter. $250,000 due December 31, 2005 was deferred to February 28, 2006. The agreement also provides $150,000 in exploration monies to be spent by Globex on projects of its choice. In 2005, Globex explored its Ligneris, Tavernier and Tonnancour properties with $150,000 provided by Rocmec; the Company earned management fees of $17,800 on this transaction.

2005 equipment additions of $14,464 (2004 - $15,764) were composed of computers and other office equipment.

Related Party Transactions

In 2005, the Company paid management fees to Géoconseils Jack Stoch Ltée (GJSL) for the services rendered by Jack Stoch in the amount of $85,000 (2004 - $60,000). Rent totalling $16,900 (2004 - $16,400) was paid to GJSL for office space, core shack and facilities and outdoor core storage. GJSL, which holds more than 10% of the Company's outstanding common shares, is a private company wholly owned by Jack Stoch, President and a director of the Company. In 2005, GJSL received $43,680 (2004 - $33,145) for its share (35%) of the Cadillac Twp (Wood property) acquisition agreement, $10,500 and 42,000 Globex shares, valued at $33,180. Share valuation is based on the TSX close price on the day prior to the contractual payment date. Dianne Stoch, Secretary-Treasurer and a director of Globex was paid $66,000 (2004 - $27,000) for services rendered to the Company. At December 31, 2005, Globex owed GJSL $10,225 (2004 - $11,029) for reimbursable expenses.

Changes in Accounting Policy and Stock-Based Compensation

In 2004, the Company adopted, retroactively, without restating prior periods, the amended recommendations of the CICA Handbook Section 3870, "Stock-based compensation and other stock based payments", which require that the fair value-based method be applied to awards granted to employees. The 2004 Opening Deficit was restated by $189,250 to reflect the effect of this change on 2002. In 2004, $219,950 Stock-based compensation expense was recognized for: (i) the extension of expiry dates for 1,788,000 options (ii) 150,000 stock options granted to service providers. In 2005, the Company granted 1,200,000 stock options to employees and service providers and recognized a fair value of $415,911.

Capital Stock

During 2005, the Company issued 1,374,102 common shares: 1,139,102 common shares on the exercise of options and warrants, 135,000 common shares for the acquisition of mineral properties and 100,000 common shares under a private placement flow-through financing. At December 31, 2005, $323,200 was held in trust by brokerage firms. At December 31, 2005, 15,287,640 common shares were outstanding compared to 13,913,538 at December 31, 2004.

Liquidity and Working Capital

At December 31, 2005, Globex had cash and cash equivalents of $706,367 compared to $93,129 at December 31, 2004. The 2004 $300,000 cash restricted for flow-through expenditures has an equivalent 2005 amount of $303,700 in cash held in trust. In late 2005, a jump in the share price triggered the exercise of options and warrants resulting in $1.5 million influx to treasury. With working capital of $2,606,813 (December 31, 2004 - $819,910), management believes the cash position is adequate to meet current needs. Marketable securities, carried at the lower of cost or market are $1,397,271 (2004 - $279,978) and includes placements of $400,000 maturing in 2006 and $488,407 maturing in future years. Total current liabilities at year-end were $121,614 compared to $141,654 on December 31, 2004. Globex does not have any long-term debt or similar contractual commitments.

Outlook

The Company has sufficient funds to meet its cash requirements in 2006. With a 4th quarter increase in the stock price from under $1 to a year-end close of $3.90, the exercise of options and warrants generated hard cash of $1.5 million. A flow-through financing raised an additional $303,700, ear-marked for the Wood-Pandora and other projects. Exploration will continue on currently active properties, with increasing emphasis on joint ventures, options and property sales. Finally, in 2006, Globex anticipates receiving royalty payments from gold production at its optioned Russian Kid gold deposit in Dasserat township.

RESPONSIBILITIES FOR FINANCIAL STATEMENTS

The management of the Company is responsible for the preparation of the consolidated financial statements and the financial information contained in the Annual Report. The accompanying consolidated financial statements of Globex Mining Enterprises Inc. have been prepared by management and approved by the Board of Directors of the Company. Financial information contained elsewhere in this report is consistent with the consolidated financial statements.

The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and where appropriate reflect management's best estimates and judgments based on currently available information.

Globex maintains adequate accounting systems and administrative controls to produce reliable financial statements and provide reasonable assurance that assets are properly safeguarded.

McCarney Greenwood LLP, Chartered Accountants, have been appointed by the shareholders to conduct an independent audit of the Company's financial statements. Their report outlines the nature of their audit and expresses their opinion of the financial statements of the Company.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through is Audit Committee, which is composed solely of independent directors. The Audit Committee is also responsible for making recommendations with respect to the appointment, the remuneration and the terms of engagement of the Company's auditors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee also reviews the consolidated financial statements, management's discussion and analysis, the external auditor's report, and examines the fees and expenses for audit services, and considers the engagement of reappointment of the external auditors. McCarney Greenwood LLP, the external auditors, have full and free access to the Audit Committee. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the financial statements for issuance to shareholders.





Jack Stoch
President and Chief Executive Officer

Dianne Stoch
Secretary-Treasurer and Chief Financial Officer

AUDITORS' REPORT

We have audited the consolidated balance sheets of Globex Mining Enterprises Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations, contributed surplus and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

February 3, 2006
Toronto, Canada

McCarney Greenwood LLP
Chartered Accountants

CONSOLIDATED BALANCE SHEETS

GLOBEX MINING ENTERPRISES INC.

Incorporated under the laws of Quebec

As at December 31

	In Dollars	
	2005	**2004**
ASSETS		
Current		
Cash and cash equivalents	706,367	93,129
Cash restricted for flow-through expenditures (note 7)	-	300,000
Cash held in trust (note 10)	323,200	-
Marketable securities - at lower of cost and market (Market value $1,694,645; 2004 - $302,543)	1,397,271	279,978
Accounts receivable	72,920	152,760
Quebec refundable tax credit and mining duties refunds	218,562	126,610
Prepaid expenses	10,107	9,087
	2,728,427	961,564
Reclamation bonds (note 8)	119,937	122,657
Equipment (note 9)	31,009	29,737
Mineral properties and deferred exploration expenses (note 17)	932,318	733,009
	3,811,691	1,846,967
LIABILITIES		
Current		
Accounts payable and accrued liabilities	121,614	141,654
SHAREHOLDERS' EQUITY		
Share capital		
Authorized: Unlimited common shares with no par value		
Issued and fully paid: 15,287,640 common shares (2004 - 13,913,538 common shares) (note 10)	36,282,558	34,397,989
Share purchase warrants (note10)	6,205	53,667
Contributed surplus	875,611	459,700
Deficit	(33,474,297)	(33,206,043)
	3,690,077	1,705,313
	3,811,691	1,846,967

See accompanying notes

On behalf of the Board:

Jack Stoch, Director

Dianne Stoch, Director

CONSOLIDATED STATEMENTS OF OPERATIONS, CONTRIBUTED SURPLUS AND DEFICIT

GLOBEX MINING ENTERPRISES INC.

Years ended December 31

	In Dollars	
	2005	**2004**
CONSOLIDATED OPERATIONS		
Revenues		
Gain on sale of marketable securities	64,313	44,471
Interest income	9,720	6,867
Options income (note 17)	725,976	658,846
Other	32,082	7,706
	832,091	717,890
Expenses		
Amortization	13,192	10,002
Loss on foreign exchange translation	4,888	9,496
Office and general	216,734	118,803
Professional fees and outside services	250,980	139,199
Stock-based compensation (note 10)	335,100	91,900
Transfer agent fees	8,786	8,311
Travel and automotive	25,227	14,127
Write down exploration expenditures	147,904	674,811
Write down mining exploration properties	2,004	54,593
Write down marketable securities	158,353	43,129
	1,163,168	1,164,371
Loss before income taxes	(331,077)	(446,481)
Income taxes	-	-
Future income tax recoverable (note16)	(94,208)	(93,060)
Net loss	(236,869)	(353,421)
Loss per common share		
Basic and fully diluted (note 11)	(0.02)	(0.03)
CONSOLIDATED CONTRIBUTED SURPLUS		
Balance, beginning of year	459,700	50,500
Restatement of stock-based compensation costs (note 10)	-	189,250
Current year stock-based compensation costs (note 10)	415,911	219,950
Balance, end of year	875,611	459,700
CONSOLIDATED DEFICIT		
Balance, beginning of year	(33,206,043)	(32,641,663)
Net loss	(236,869)	(353,421)
Restatement of stock-based compensation costs (note 10)	-	(189,250)
Share issue expenses	(31,385)	(21,709)
Balance, end of year	(33,474,297)	(33,206,043)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

GLOBEX MINING ENTERPRISES INC.
Years ended December 31

	In Dollars	
	2005	**2004**
OPERATING ACTIVITIES		
Net loss	(236,869)	(353,421)
Non cash items		
. amortization	13,192	10,002
. foreign exchange loss - Reclamation bonds	2,720	8,568
. gain on the sale of marketable securities	(64,313)	(44,471)
. stock-based compensation	373,311	139,450
. write down of mineral properties and deferred exploration expense	80,352	667,131
. write down marketable securities	158,353	43,129
. tax benefits renounced - flow-through shares	(94,208)	(93,060)
	232,538	377,328
Change in non-cash working capital (note 15)	(33,172)	113,035
Cash from operating activities	199,366	490,363
FINANCING ACTIVITIES		
Issuance of share capital	1,826,615	309,750
Share capital issue expenses	(31,385)	(21,709)
Subscriptions receivable	(323,200)	-
Cash from financing activities	1,472,030	288,041
INVESTING ACTIVITIES		
Acquisition of equipment	(14,464)	(15,764)
Deferred exploration expenses	(346,635)	(373,829)
Mineral properties acquisitions	(48,930)	(37,914)
Quebec refundable tax credit and mining duties refund, option and grant proceeds, reducing mineral properties and deferred exploration expenses	263,204	233,646
Proceeds on sale of marketable securities	151,245	108,823
Acquisition of marketable securities	(1,362,578)	(302,298)
Cash restricted for flow-through expenditures	300,000	(300,000)
Cash (used in) investing activities	(1,058,158)	(687,336)
Net increase in cash and cash equivalents	613,238	91,068
Cash and cash equivalents, beginning of year	93,129	2,061
Cash and cash equivalents, end of year	706,367	93,129

See accompanying notes

GLOBEX MINING ENTERPRISES INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005 and 2004

1. Nature of Operations and Going Concern

Globex Mining Enterprises Inc. ("Globex") is a Canadian exploration company with a North American portfolio of properties with gold, copper, zinc, silver, platinum, palladium, magnesium and talc potential. Globex trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Xetra and Berlin exchanges under the symbol G1M and GLBXF on the Pink Sheets, USA. The Company seeks to create shareholder value by acquiring mineral properties, enhancing them and either optioning, selling or joint venturing them or developing them to production.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

As Globex has no revenue producing mines, the Company's ability to continue as a going concern is dependant upon its ability to raise funds in the capital markets. Management believes the cash position is sufficient to meet current needs.

2. Significant Accounting Policies

a) Principles of Consolidation

The consolidated financial statements of Globex are prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and Globex Nevada Inc., its wholly owned subsidiary. In addition, the Company has a joint venture that is consolidated using proportionate consolidation. All significant intercompany transactions and balances have been eliminated on consolidation.

b) Translation of Foreign Currencies

Foreign currency denominated monetary assets and liabilities of Canadian operations are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and at exchange rates prevailing at the transaction date for non-monetary items. Revenues and expenses are converted at the average exchange rate for the year. Integrated foreign subsidiaries are accounted for under the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at average rates for the year. Exchange gains or losses arising from the translation are included in operations.

c) Equipment

Equipment is recorded at cost. Amortization charges are recorded at rates set to charge operations with the cost of depreciable assets over the estimated useful lives as follows: Machinery, office equipment, computer equipment and website, using the diminishing balance method at rates varying from 20 to 30 percent. Software is amortized at 100%. One half of those rates are applied in the year of acquisition.

d) Mineral Properties and Deferred Exploration Expenses

The Company capitalizes the acquisition costs of mineral properties and all direct costs relating to exploration on its mineral properties. These costs will be amortized over the estimated productive lives of the properties upon commencement of production using the unit-of-production method. Options or sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property and reducing costs to zero prior to recognizing any gains. Costs related to abandoned projects are written off. Where no significant spending has been undertaken in the past three (3) years, all capitalized costs are written off.

Notes to the Consolidated Financial Statements

2. Significant Accounting Policies (cont'd)

e) Impairment of Long-Lived Assets
Effective January 1, 2004, the Company adopted the recommendations of the CICA handbook, Section 3063, "Impairment of Long-Lived Assets", which addresses the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3063 requires that an impairment loss be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. Equipment is assessed for future recoverability or impairment on an annual basis by estimating future net undiscounted cash flows and residual values or by estimating replacement values. When the carrying amount of a property or equipment exceeds the estimated net recoverable amount, the asset is written down to fair value with a charge to income in the period that such determination is made. There was no impact on the Company's consolidated financial statement.

f) Cash and cash equivalents
Cash and cash equivalents include cash funds, bank balances and short-term investments in money market instruments with an original term of less than three months that are carried at the lower of cost and fair market value.

g) Short-term investments
Short-term investments consist of investments in money market instruments with an original term of more than three months, but no longer than one year, that are carried at the lower of cost and fair market value.

h) Flow-Through Shares
The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. Under the liability method of accounting for income taxes, the future income taxes related to the temporary difference arising at the later of renunciation and when the qualifying expenditures are incurred, are recorded at that time together with a corresponding reduction to the carrying value of the shares issued.

i) Use of Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management believes the estimates are reasonable.

j) Realization of Assets
Realization of the Company's assets is subject to various risks including permitting, reserves estimation, metal prices and environmental factors.

k) Asset Retirement Obligations
Effective January 1, 2004 the Company adopted the new recommendations for accounting and reporting for obligations associated with retirement of tangible long-lived assets and the associated asset retirement costs as required by CICA Handbook Section 3110 "Asset Retirement Obligations" ("CICA 3110"). CICA 3110 requires that the fair value of a liability or an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The estimate excludes the residual value of the related assets. The associated retirement costs are capitalized as part of the carrying amount of the long lived assets and amortized over the life of the asset. The amount of liability is subject to re-measurement at each reporting period. This differs from prior practice which involved accruing for the estimated retirement obligation through annual changes to earnings over the estimated life of the property. The effect of the adoption of this accounting policy on the opening deficit is Nil. At the present time, the Company has concluded that there are no asset retirement obligations associated with any of the properties.

Notes to the Consolidated Financial Statements

2. Significant Accounting Policies (cont'd)

l) Revenue Recognition
Partial sales of mineral properties are accounted for by applying the proceeds from such sales/options to the carrying costs of the property and reducing these costs to NIL prior to recognizing any gains. Gains (losses) on marketable securities are recorded when sold. Interest income is recorded on the accrual basis.

m) Income Taxes
The Company uses the asset and liability method in accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributed to differences between the financial statement carrying values of assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period of the rate change. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

3. Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, cash restricted for flow-through expenditures, marketable securities, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature.

4. Credit Risk

The Company does not believe it is subject to any significant concentration of credit risk. Cash and short-term investments are in place with major financial institutions and corporations.

5. Comparative Consolidated Financial Statements

Certain comparative figures have been reclassified to conform to the presentation adopted in 2005.

6. Changes in Accounting Policy - Stock-based Compensation

On January 1, 2004, the Company adopted, retroactively, without restatement of prior periods, the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") Section 3870, "Stock-based Compensation and Other Stock-based Payments". These standards define a fair value-based method of accounting and establish that compensation costs be measured at the grant date based on the fair value of the options and recognized over the related service period. These amendments require that the fair value-based method be applied to options granted to employees, which previously had not been accounted for at fair value. Before 2004, the Company did not adopt the fair value method of accounting for its options granted to employees and provided in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied.

7. Cash Restricted For Flow-Through Expenditures

In December 2005, 100,000 common shares were issued for $303,700 under a private placement, flow-through financing. The financing included a finders' fee, payable to Strand Securities Corporation, composed of: (i) 8,000 common shares of the Company and (ii) 10,000 purchase warrants exercisable until December 30, 2006 at $3.037 to acquire one common share of the Company.

Flow-through common shares require the Company to expend an amount equivalent to the proceeds of the issue on prescribed resource expenditures. If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures. As at December 31, 2005, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was Nil in respect of the 2004 issuance and $303,700 for the issuance of 2005.

Notes to the Consolidated Financial Statements

8. Reclamation Bonds

Reclamation and environmental bonds were posted by the Company to secure clean-up expenses in the event of mine closure or property abandonment. An environmental bond, posted with the Nova Scotia Department of Natural Resources, for the Mooseland property, was valued at $50,485 on December 31, 2005 (2004 - $49,126) and earned 2% per annum. The original cost of this bond was reimbursed to the Company as part of the now defunct Azure option agreement. In addition, Pencari Mining Corporation, formerly Azure Resources Inc., holds a $60,000 bond committed to Mooseland property reclamation.

Reclamation bonds, posted at the request of Department of Natural Resources, Washington State, concern the Vulcan Mountain property located in Washington State, USA. The value of the bonds at December 31, 2005 was $119,937 (2004 - $122,657); the average interest rate was 0.6%.

9. Equipment

	2005			2004
	Cost	Accumulated Amortization	Net Carrying Amount	Net Carrying Amount
Mining Equipment	$ 14,688	$ 14,688	$ -	$ -
Office Equipment	39,770	24,835	14,935	14,658
Vehicle	11,980	11,525	455	650
Computers and website	38,538	25,291	13,247	11,450
Software	23,844	21,472	2,372	2,979
	$ 128,820	$ 97,811	$ 31,009	$ 29,737

10. Share Capital, Warrants and Options

Share Capital

Authorized: Unlimited common shares. No par value.
Shares issued and fully paid:

	2005		2004	
Balance, beginning of year	13,913,538	$34,397,989	13,455,204	$34,160,266
Stock options exercised	575,000	656,250	35,000	9,750
Private placement - flow-through shares	100,000	303,700	333,334	300,000
Wood property acquisition	120,000	94,800	90,000	74,700
Raven River property acquisition	15,000	9,900	-	-
Purchase warrants exercised	564,102	866,665	-	-
Share purchase warrants 2004	-	53,667	-	(53,667)
Share purchase warrants 2005	-	(6,205)	-	-
Tax benefits renounced - flow-through	-	(94,208)	-	(93,060)
Balance, end of year	15,287,640	$36,282,558	13,913,538	$34,397,989

411,100 (2004 - 411,100) common shares are held in escrow. 375,000 were issued as partial consideration for the Lyndhurst Property and cannot be released without consent of the regulatory authorities. The balance of 36,100 common shares were issued as consideration for a property, which has since been abandoned, thus the shares will not be released from escrow.

Under the continuing Wood property acquisition agreement dated May 1, 2004, the Company issued 120,000 common shares valued at $94,800 as partial payment of the Wood gold mine property in Cadillac Township. The Company also issued 15,000 common shares valued at $9,900 for the acquisition of the Raven River property in Hearst & McVittie townships, Ontario, located adjacent to existing interests.

In December 2005, the Company issued 100,000 common shares at $3.037 per share under a private placement, flow-through financing. Commission for the transaction was composed of: (i) 8,000 common shares of the Company; and (ii) 10,000 share purchase warrants exercisable until December 30, 2006 at a price of $3.037 to acquire one common share. At December 31, 2005, $323,200 was held in trust by brokerage firms: $303,700 related to the issue of flow-through shares and $19,500 to the exercise of options.

Notes to the Consolidated Financial Statements

10. Share Capital, Warrants and Options (cont'd)

Share Purchase Warrants

The following summarizes warrants that have been issued, exercised or have expired during the year:

	Number of Warrants	Exercise Price	Expiry Date	$
Outstanding January 1, 2004	230,768	$ 1.950	Dec. 30/05	-
Warrants issued on private placement	333,334	$ 1.250	Dec. 15/05	(53,667)
Outstanding December 31, 2004	564,102			(53,667)
Warrants issued on private placement (i)	10,000	$ 3.037	Dec. 30/06	(6,205)
Warrants exercised	(564,102)			53,667
Outstanding December 31, 2005	10,000			(6,205)

(i) The share purchase warrants are valued using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 4.5%; expected volatility of 100%; expected life of 6 months and expected dividend yield of 0%. The fair value of $6,205 has been recognized in the Company accounts.

Common share purchase options

Under the Company's stock option plan (the "Plan"), the Board of Directors may from time-to-time grant stock options to directors, officers and employees of, and service providers to, the Company and its subsidiaries. Stock options granted under the Plan may have a term of up to ten years, as determined by the Board of Directors at the time of granting the stock options. Accordingly, 65,000 options may be granted in addition to the common share purchase options currently outstanding. Options are granted at an exercise price equal to or greater than the closing quoted market price of the common shares of the Company on the Toronto Stock Exchange for the day immediately preceding the grant date.

	2005		2004	
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Balance, beginning of year	2,053,000	$ 0.39	1,963,000	$ 0.36
Exercised	(575,000)	1.14	(35,000)	0.28
Granted	1,200,000	1.06	150,000	0.73
Matured	(50,000)	1.00	(25,000)	0.31
Balance, end of year	2,628,000	0.52	2,053,000	0.39

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2005.

Range of prices	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price
$ 0.20 - 0.34	1,753,000	5.75	$ 0.30
$ 0.75 - 0.80	725,000	9.10	$ 0.78
$ 1.50 - 1.95	150,000	0.36	$ 1.80

Stock-based compensation

In 2005, the Company granted 1,200,000 stock options with a weighted average fair value of $0.28. The options, granted to employees and non-employees, were valued using the Black-Scholes option pricing model and the following assumptions: risk free interest rate of 4.5%; expected volatility between 70% and 100%; expected life from 1 month to 4 years and expected dividend yield of 0%. The fair value of $415,911 has been recognized in the Company accounts. In 2005, of the $80,811 (2004 - $128,500) stock option compensation for non-employees, $42,600 was charged to mining properties, $15,786 to promotion and $22,425 to outside services, as compensation for services rendered.

Notes to the Consolidated Financial Statements

10. Share Capital, Warrants and Options (cont'd)

Stock-based compensation (cont'd)

In 2004, the Company adopted, retroactively without restating prior periods, the recommendations of the CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", which now require that the fair value-based method be applied to awards granted to employees. Under the recommendation, the Company charges earnings for stock-based compensation related to options granted on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation. The Company restated stock-compensation costs related to 735,000 stock options granted in 2002 to directors, service providers and an employee. The restatement of $189,250 was charged to Contributed Surplus during the year.

On June 8, 2004, Globex shareholders approved a 5-year extension to expiry dates for 1,788,000 stock options issued to executives and directors, employees and service providers. The fair value of the extension recognized by the Company, using the Black-Scholes option-pricing model, is $139,450. Assumptions used were: risk free interest rate of 4.5%; expected volatility of 98.9%; expected life of 70% of expiry and expected dividend yield of 0%.

In 2004, the Company granted 150,000 stock options with average fair values of $0.70 and $0.80 to non employees and valued them using the Black-Scholes option pricing model and the following assumptions: risk free interest rate of 4.5%; expected volatility of 121.3% and 75%; expected life of 7 and 2 years and expected dividend yield of 0%. The fair value of $80,500 has been recognized in the Company accounts.

11. Basic loss per common share

Basic earnings (loss) per common share is calculated by dividing the net earnings (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share is calculated by dividing the net earnings (loss) by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive securities had been issued during the period.

The following table sets forth the computation of basic and diluted loss per share:

	2005	2004
Numerator		
Loss for the year - basic and diluted	$ (236,869)	$ (353,421)
Denominator		
Weighted average number of common shares - basic	14,092,100	13,551,907
Effect of dilutive shares		
Stock options	-	-
Warrants	-	-
Weighted average number of common shares - diluted	14,092,100	13,551,907
Basic and diluted loss per share	$ (0.02)	$ (0.03)

The stock options and share purchase warrants are not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

12. Joint Venture Agreement

On July 1, 2004, the Company entered into a joint venture agreement with Queenston Mining Inc. agreeing to pool the Company's Cadillac - Wood Gold Mine claims and Queenston's adjacent claims, the Pandora gold property. In 2005, the Central Cadillac claims were added to the joint venture package. With Globex as operator, the venturers will participate jointly in exploration, development and mining of mineral resources within the defined property package. In 2005, with the completion of exploration drill phases 2 and 3, and the commencement of drill phase 4, Globex capitalized $212,325 (2004 - $100,375). At December 31, 2005, accounts receivable included $27,356 (2004 - $74,872) due from the Company's JV Partner.

Notes to the Consolidated Financial Statements

13. Commitments

On May 1, 2006, the 2nd anniversary of the Wood Gold Mine property option, Globex must pay $40,000 and deliver 180,000 common shares of the Company to the property-holders in order to maintain the option.

14. Related Party Transactions

In 2005, the Company made payments to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder. Included in those payments was $10,500 and 42,000 Globex shares, valued at $33,180, paid as partial consideration for acquisition of the Wood gold property in Cadillac township. Shares were valued at the TSX close price on the day immediately preceding the contractual payment date. A summary of Related Party Transactions follows:

	2005	2004
Compensation - management	$ 85,000	$ 60,000
Compensation - administrative and accounting	66,000	27,000
Rent - office, core shack and core storage	16,900	16,400
Cadillac - Wood Gold Mine property option (35%)	43,680	33,145
Dufresnoy Twp - work commitment exchange	-	7,043
	$ 211,580	$ 143,588

At December 31, 2005, accounts payable of $10,225 (2004 - $11,029) was due to related parties for recovery of expenses. Accounts receivable was Nil (2004 - $181). These transactions are in the normal course of operations and are measured at the exchange value, that is the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value.

15. Changes in Non-cash Working Capital Items

	2005	2004
Accounts receivable	$ 79,840	$ 160,648
Quebec refundable tax credit and mining duties refund	(91,952)	(126,610)
Prepaid expenses	(1,020)	(8,334)
Accounts payable and accrued liabilities	(20,040)	87,331
	$ (33,172)	$ 113,035

16. Income Taxes

Future income taxes reflect the net tax effects on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes.

There is 1 future income tax liability and 3 future income tax assets as follows:

	2005	2004
Future income tax liability		
Renounced mineral expenditures on flow-through shares	$ (94,208)	$ (93,060)
Future income tax assets		
Marketable securities	49,121	-
Non-capital losses carried forward	770,034	902,495
Capital losses carried forward	-	264
Canadian development and exploration expenditures	146,426	184,638
Total future tax assets	965,581	1,087,397
Valuation allowance for future tax assets	(871,373)	(994,337)
Future income tax assets	94,208	93,060
Net future income tax liability and assets	$ -	$ -

Notes to the Consolidated Financial Statements

16. Income Taxes (con't)

The Company provided a valuation allowance equal to the future tax assets (except for the amount of the non-capital losses equal to offset the future income tax liability in accordance with CICA Handbook EIC-146) because it is not presently more likely than not that they will be realized. The Company's actual income tax (recovery) expense for each of the years ended is made up as follows:

	2005	2004
Loss before income taxes	$ (331,077)	$ (446,481)
Income tax (recovery) at the combined federal and provincial rates of 31.02%	(102,700)	(138,498)
Non-deductible write down of mining interests	33,868	226,261
Non-deductible write down of marketable securities	49,121	13,379
Non-taxable portion of capital gain	(6,751)	(22,236)
Stock option compensation	103,948	28,507
Renounced mineral expenditures on flow-through shares	(94,208)	(93,060)
Other	(3,178)	6,142
Utilization of non-capital losses	(74,308)	(113,555)
Actual income tax (recovery) expense	$ (94,208)	$ (93,060)

The Company has non-capital loss carry forwards of approximately $2,468,300. The Company also has approximately $1,361,300 in various mining Canadian Exploration and Development Expenditures to reduce future years' income for income tax purposes. Only the benefit up to the amount of the renunciated mineral expenditures on flow-through shares has been recorded in these financial statements.

The non-capital losses will expire as follows:

2006	$ 384,200
2007	465,400
2008	440,100
2009	171,200
2010	184,200
2011	237,700
2014 and thereafter	585,500
	$ 2,468,300

Notes to the Consolidated Financial Statements

17. Schedule of Mineral Properties and Deferred Exploration Expenses

Mineral properties and deferred exploration expenses are carried at cost, less income from options. The term option as related to property deals is defined as follows: in exchange for annual cash and/or share payments and an annual monetary work commitment, the Company grants the optionee the right to acquire an interest in a property. An agreement typically has a multiple year term with escalating annual payments and exploration work commitments. All conditions of the agreement must be met before any interest in the property accrues to the optionee. Generally, the option contract automatically terminates if any single payment or annual work commitment is not met. Assuming all conditions of the option agreement are satisfied, Globex would retain a Net Smelter Royalty (NSR), Net Metal Royalty (NMR) or other carried interest in the property. Outright property sales also include some form of royalty interest payable when projects achieve commercial production.

i) Interest in mining properties

Globex holds 100% of all properties that appear in the Schedule of Mineral Properties and Deferred Exploration Expenses with these exceptions:

70% - Beauchastel (BM Claims) In 2002, the Company acquired a 70% interest in 28 claims situated in Beauchastel township, from Newmont Canada Limited, in exchange for 24 claims in Harker-Garrison township, Ontario. The BM claims represent approximately 19% of properties in Beauchastel-Rouyn township.

50% - Cadillac (Wood Gold Mine) In 2003, Globex acquired 50% of the property from a group of prospectors in exchange for agreeing to manage the property. In 2004, the Company entered into an option agreement to acquire the remaining 50% of the Wood-Cadillac. Terms of the option agreement are detailed in note 17. ii) 1. which follows.

50% - Duparquet & Destor (Duquesne West Deposit) In 1986, Globex acquired a 50% interest in the property from Jacques Viau, for 200,000 Globex shares and a 1% net smelter return. Since 1986, the remaining 50% interest in the property has been owned by Géoconseils Jack Stoch Ltée, a company controlled by Jack Stoch, the President of Globex.

The properties immediately below do not appear in the Schedule of Mining Properties and Deferred Exploration Expenses. They have been written off: (i) against option revenue or (ii) as no significant work was performed on the property in the past 3 years. These properties continue to be held by the Company. Properties currently under option are indicated by a double asterisk.

Ascot (Suffield)
Beatty (Ramp Vein) **
Bourlamaque (Wrightbar)
Cadillac (Wood) **
Clericy (Victoria West)
Courville (Courville)
Dasserat (Russian Kid) **
Desmeloizes (Normetal Mines)
Dubuisson (Tarmac)
Dufresnoy (Vauze)
Duverny (Duvey)
Duverny (Fontana) - 75% + 15% NPI
Halifax (Mooseland)
Lamotte
Ligneris (Tut)
Malartic (Blackcliff) - 50% Altai Resources Inc.
Malartic (Parbec)
McKenzie & Roy (Bateman Bay)
Scott (Lac Buckell)
Scott (Lac Simon)
Senneterre (Transterre)
Tiblemont (Fish Lake)
Tiblemont (Island Project)
Tiblemont (Smith-Zulapa)
Vauquelin (Nordeau North) - 60%
Vauquelin (Nordeau)
Vulcan, WA USA

Retained interest in properties sold:

Cariboo (Jacobie) - 2% Net Smelter Return
Duverny (Standard Gold) - 1% Net Smelter Return
Pacaud - 100% all non-diamond + 1% Net Diamond Royalty
Wemindji -1% Net Smelter Return + 1% Net Diamond Royalty

Notes to the Consolidated Financial Statements

17. Schedule of Mineral Properties and Deferred Exploration Expenses (cont'd)

ii) Acquisitions

1. In January 2003, the Company acquired a 50% interest in the Wood Gold Mine property, Cadillac township, Quebec. The 50% interest in the Wood property was transferred to the Company by a prospecting group of which Géoconseils Jack Stoch Ltée ("GJSL") is a member, in exchange for the Company agreeing to manage the property. GJSL, which holds more than 10% of the Company's outstanding common shares, is a private company wholly owned by Jack Stoch, the President and a director of the Company. After the transfer to the Company, GJSL held a 17.5% undivided interest in the Wood Gold property. The option of the remaining 50% of the property was approved by the independent members of the board and a committee of the Toronto Stock Exchange. On May 1, 2004, Globex optioned the remaining 50% of the Wood Gold Mine property in Cadillac township for $150,000 and 660,000 shares, 60,000 of which, and a 2% net smelter royalty, are due upon a production decision. Option payments are due over a 4-year period. Under the terms of the agreement, one half of the royalty may be purchased for $750,000 anytime prior to the production decision. As of December 31, 2005, $219,500 has been paid to the prospecting group under the option agreement, $50,000 and 210,000 Globex shares, valued at $169,500. Share valuation is based on the TSX close price on the day prior to the contractual payment date.
2. In partnership with Queenston Mining Inc., the Company added the Central Cadillac claims to the joint venture package at a cash cost to Globex of $10,000, subject to a 1.5% NSR.
3. The Raven River property, Hearst & McVittie townships in Ontario, was acquired for 15,000 shares of the Company, valued at $9,900, subject to a 1% NSR. The shares were valued based on the TSX closing bid for the date of the contract; no shares of the Company were traded on October 12, 2005.
4. Other 2005 acquisitions were map-staked.

iii) Sales and options of Globex held properties

1. On February 28, 2004, Vedron Gold Inc. entered into an option agreement to earn 50% interest in Globex's Ramp property in Beatty Twp. Subject to contractual amendments in January and September of this year, 2005 option payments were $200,000 (2004 - $160,000) and 500,000 shares (2004 - 500,000 shares) of Vedron Gold Inc. Amended 2nd and 3rd year option payments total $200,000 and 750,000 Vedron shares. Work commitments for the same time period have been reduced to $4.0 million from $7.5 million. The property is subject to a 3% Net Metal Returns Royalty, with the right to buy out 1% NMRR.
2. The Company sold its Jacobie Lake claims in BC to Consolidated Big Valley Resources Inc. for 225,000 shares and a 2% NSR.
3. The Globex-Rocmec April 2005 agreement, amended in May, optioned the Russian Kid property in Dasserat township to Rocmec Mining Inc. (formerly Mirabel Resources Inc.) for 1,750,000 shares, $500,000 in year 1, and a Net Metal Royalty of 5% on all metals generated in the production of the first 25,000 gold ounces and 3% on all metals produced thereafter. $250,000 due December 31, 2005 was deferred to February 28, 2006. The agreement also provides $150,000 in exploration monies to be spent by Globex on projects of its choice.
4. In the second quarter of 2005, Globex accepted return of the Halifax township, Mooseland property by Azure Resources Corp., due to contractual non-compliance.
5. Globex reached an agreement with Brookmount Explorations Inc. for the Mooseland property and received the initial payment of 500,000 Brookmount shares. Subsequent to receipt of shares, the deal collapsed due to Brookmount's inability to meet agreed upon terms.
6. Platte River Gold (US) did not continue its option of Bell Mountain gold property in Nevada.

iv) Rationalization of mining properties and related expenses

In 2005, the Company wrote off Mining properties and deferred exploration expenses where no significant exploration has been undertaken during the past three (3) years, either by the Company or by one of its optionees. The total amount written off was $80,352 (2004 - $667,131). Write offs have no effect on the ownership of the concerned properties.

v) Government grants

The Company received grants totalling $11,490 (2004 - $10,574) related to the Deloro magnesium property in Timmins, Ontario. The grants reduced capitalized exploration expenses on the property.

Notes to the Consolidated Financial Statements

17. Schedule of Mineral Properties and Deferred Exploration Expenses (cont'd)

In Canadian Dollars

Township	Balance January 1, 2004	Additions 2004	Additions 2005	Option payments, grants and write offs 2004	Option payments, grants and write offs 2005	Balance December 31, 2005
Ascot Twp, QC						
Acquisition	20,000	-	-	(20,000)	-	-
Exploration	4,613	414	-	(5,027)	-	-
Atwater Twp, QC						
Acquisition	-	276	1,564	-	-	1,840
Exploration	-	370	5,165	-	-	5,535
Beatty Twp, ON						
Acquisition	26,843	6,909	-	(33,752)	-	-
Exploration	7,222	680	-	(7,902)	-	-
Beauchastel & Rouyn Twps, QC						
Acquisition	14,992	46	-	-	-	15,038
Exploration	79,251	32,683	4,900	-	-	116,834
Bouchette Twp, QC						
Acquisition	-	-	960	-	-	960
Exploration	-	-	-	-	-	-
Bourlamaque Twp, QC						
Acquisition	47	-	-	(47)	-	-
Exploration	739	115	-	(854)	-	-
Cadillac Twp, QC						
Acquisition	-	94,700	134,826	-	-	229,526
Exploration	195	124,657	212,847	-	-	337,699
Cariboo Mining District, BC						
Acquisition	-	-	-	-	-	-
Exploration	8,271	-	-	(8,271)	-	-
Clericy Twp, QC						
Acquisition	-	-	-	-	-	-
Exploration	2,724	92	-	(2,816)	-	-
Courville Twp, QC						
Acquisition	627	-	-	-	(627)	-
Exploration	-	276	-	-	(276)	-
Dalet Twp, QC						
Acquisition	-	-	288	-	-	288
Exploration	-	-	4,709	-	-	4,709
Dasserat Twp, QC						
Acquisition	30,650	-	-	(4,000)	(26,650)	-
Exploration	202	604	143	-	(949)	-
Dasserat & Montbray Twps, QC						
Acquisition	-	1,263	138	-	(391)	368
Exploration	-	-	2,240	-	-	2,240
Deloro Twp, ON						
Acquisition	17,544	-	-	-		17,544
Exploration	48,123	49,778	108	(10,574)	(11,490)	75,945
Desmeloizes Twp, QC						
Acquisition	176	100	-	-	(276)	-
Exploration	-	556	-	-	(556)	-
Destor & Poularies Twps, QC						
Acquisition	-	-	554	-	-	554
Exploration	37,371	30,501	34,208	-	-	102,080
Dubuisson Twp, QC						
Acquisition	1	-	-	(1)	-	-
Exploration	-	210	-	(210)	-	-
Dufresnoy Twp, QC						
Acquisition	5,472	-	24	(5,472)	-	24
Exploration	1,471	7,561	-	(9,032)	-	-
	306,534	351,791	402,674	(107,958)	(41,215)	911,826

Notes to the Consolidated Financial Statements

17. Schedule of Mineral Properties and Deferred Exploration Expenses (cont'd)

In Canadian Dollars

Township	Balance January 1, 2004	Additions 2004	Additions 2005	Option payments, grants and write offs 2004	Option payments, grants and write offs 2005	Balance December 31, 2005
Balance forward	306,534	351,791	402,674	(107,958)	(41,215)	911,826
Duprat Twp, QC						
Acquisition	-	874	-	-	-	874
Exploration	-	-	-	-	-	-
Duparquet & Destor Twps, QC						
Acquisition	20,000	-	-	-	-	20,000
Exploration	56,778	369	116	-	-	57,263
Duverny Twp, QC						
Acquisition	1,101	483	-	-	(1,101)	483
Exploration	6,677	7,541	324	(96)	(1,607)	12,839
Figuery Twp, QC						
Acquisition	460	-	24	-	-	484
Exploration	12	-	92	(12)	(92)	-
Gayhurst Twp, QC						
Acquisition	-	437	69	-	-	506
Exploration	-	8	-	(8)	-	-
Grand Calumet Twp, QC						
Acquisition	-	-	384	-	-	384
Exploration	-	-	-	-	-	-
Guillet Twp, QC						
Acquisition	-	-	322	-	-	322
Exploration	-	-	-	-	-	-
Hearst & McVittie Twps, ON						
Acquisition	3,000	-	9,900	-	-	12,900
Exploration	6,901	97,829	6,337	-	-	111,067
Hebecourt Twp, QC						
Acquisition	-	92	2,381	-	-	2,473
Exploration	-	65,136	50,189	-	-	115,325
Joutel Twp, QC						
Acquisition	11	1,000	-	-	-	1,011
Exploration	335	164	94	-	-	593
Lamotte Twp, QC						
Acquisition	-	-	-	-	-	-
Exploration	484	322	-	(806)	-	-
La Pause Twp, QC						
Acquisition	-	-	480	-	-	480
Exploration	-	-	-	-	-	-
La Reine Twp, QC						
Acquisition	-	-	48	-	-	48
Exploration	-	-	-	-	-	-
Launay Twp, QC						
Acquisition	-	-	240	-	-	240
Exploration	-	-	-	-	-	-
Lesueur Twp, QC						
Acquisition	-	-	96	-	-	96
Exploration	-	-	-	-	-	-
Ligneris Twp, QC						
Acquisition	2,176	276	-	(2,452)	-	-
Exploration	12,532	2,151	16,258	(14,683)	-	16,258
Louvicourt Twp, QC						
Acquisition	663	-	-	-	-	663
Exploration	-	4	-	(4)	-	-
Malartic Twp, QC						
Acquisition	1,000	-	-	(1,000)	-	-
Exploration	1,086	146	-	(1,232)	-	-
	419,750	528,623	490,028	(128,251)	(44,015)	1,266,135

Notes to the Consolidated Financial Statements

17. Schedule of Mineral Properties and Deferred Exploration Expenses (cont'd)

In Canadian Dollars

Township	Balance January 1, 2004	Additions 2004	Additions 2005	Option payments, grants and write offs 2004	Option payments, grants and write offs 2005	Balance December 31, 2005
Balance forward	419,750	528,623	490,028	(128,251)	(44,015)	1,266,135
McKenzie & Roy Twps, QC	-	-	-	-	-	-
Acquisition	470	2,969	1,248	(1,939)	(2,748)	-
Exploration						
Miniac Twp, QC	-	368	-	-	-	368
Acquisition	-	2,505	-	-	-	2,505
Exploration						
Morin Twp, QC						
Acquisition	-	46	-	-	-	46
Exploration	-	-	-	-	-	-
Pacaud Twp, ON						
Acquisition	-	1,500	-	-	-	1,500
Exploration	210	40	-	(250)	-	-
Poirier & Joutel Twps, QC						
Acquisition	10,546	-	-	(10,000)	-	546
Exploration	20,781	2,426	440	-	-	23,647
Rouyn Twp, QC						
Acquisition	46	-	96	(46)	-	96
Exploration	-	46	-	(46)	-	-
Roy Twp, QC						
Acquisition	-	46	-	-	-	46
Exploration	-	6	-	(6)	-	-
Scott Twp, QC						
Acquisition	5,000		-	(5,000)	-	-
Exploration	88,902	161	-	(89,063)	-	-
Senneterre Twp, QC						
Acquisition	528	-	92	(528)	-	92
Exploration	14	460	-	(474)	-	-
Spradbow Twp, QC						
Acquisition	-	276	-	-	-	276
Exploration	-	33	6,074	(33)	-	6,074
Tavernier Twp, QC						
Acquisition	-	2,263	-	-	-	2,263
Exploration	-	-	114	-	(114)	-
Tiblemont Twp, QC						
Acquisition	600	-	-	(600)	-	-
Exploration	2,300	763	-	(3,063)	-	-
Tonnancour Twp, QC						
Acquisition	-	1,656	816	-	-	2,472
Exploration	-	409	2,806	-	-	3,215
Vauquelin Twp, QC						
Acquisition	5,000	-	-	(5,000)	-	-
Exploration	22,481	736	-	(23,217)	-	-
31O03-06 (Uranium project)						
Acquisition	-	-	576	-	-	576
Exploration	-	-	-	-	-	-
34P16, QC						
Acquisition	560	-	-	(560)	-	-
Exploration	-	-	-	-	-	-
Bell Mountain, NV USA						
Acquisition	-	-	-	-	-	-
Exploration	45,733	-	8,592	(13,600)	(40,725)	-
Vulcan, WA USA						
Acquisition	13,887	-	-	(13,887)	-	-
Exploration	430,035	17,890	-	(447,925)	-	-
	1,066,843	563,222	510,882	(743,488)	(87,602)	1,309,857
Less: Quebec refundable tax credit and mining duty refunds	-	(153,568)	(223,971)	-	-	(377,539)
	1,066,843	409,654	286,911	(743,488)	(87,602)	932,318

CORPORATE INFORMATION

Board of Directors and Officers
Jack Stoch
President, Chief Executive Officer
and Director
Rouyn-Noranda, Quebec CANADA

Dianne Stoch
Secretary-Treasurer, Chief Financial Officer
and Director
Rouyn-Noranda, Quebec CANADA

Independent Directors
Ian Atkinson *
Director
Toronto, Ontario CANADA

Chris Bryan *
Director
Whitby, Ontario CANADA

Joel D. Schneyer *
Director
Parker, Colorado USA

* Member of the Audit Committee, Corporate Governance Committee and Compensation Committee

Stock Exchange Listings
Canada - Trading Symbol: **GMX**
Toronto Stock Exchange

Germany - Trading Symbol: **G1M**
Frankfurt Stock Exchange
Berlin Stock Exchange
Munich Stock Exchange
Stuttgart Stock Exchange
Xetra Stock Exchange

USA - Trading Symbol: **GLBXF**
Pink Sheets

SEC – Rule 12g3 - 2(b)
Foreign Private Issued

CUSIP No. 379900 10 3

Annual Meeting of Shareholders
May 5, 2006, at 9:30 a.m.
Hotel Gouverneur
Salle Richelieu
41, 6th Street
Rouyn-Noranda, Quebec
J9X 1Y8 CANADA

Auditors
McCarney Greenwood LLP
Chartered Accountants
10 Bay Street - Suite 600
Toronto, Ontario
M5J 2R8 CANADA

Legal Counsel
Heenan Blaikie LLP
1250 René-Lévesque Blvd. West
Suite 2500
Montreal, Quebec
H3B 4Y1 CANADA

Transfer Agent & Registrar
Computershare Trust Company of Canada
1500 University Street, Suite 700
Montreal, Quebec H3A 3S8 CANADA
Telephone: (800) 564-6243
Fax: (800) 453-0330

Head Office
Globex Mining Enterprises Inc.
146 - 14th Street
Rouyn-Noranda, Quebec
J9X 2J3 CANADA
Telephone: (819) 797-5242
Fax: (819) 797-1470
E-mail: info@globexmining.com
Web site: www.globexmining.com

END